United States securities and exchange commission logo





                            June 9, 2023

       David Morris
       Chief Financial Officer
       Guardian Pharmacy, LLC
       300 Galleria Parkway SE
       Suite 800
       Atlanta, Georgia 30339

                                                        Re: Guardian Pharmacy,
LLC
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted May 12,
2023
                                                            CIK No. 0001802255

       Dear David Morris:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your intention to apply for the listing of your Class A common stock on the
                                                        NYSE. Please revise
your disclosure here to clearly state whether the offering is contingent upon the
listing of your Class A common stock on the NYSE.
       Guardian Compass Examples, page 6

   2. It appears that you present an example taken from an individual Guardian pharmacy or facility, however, it
is unclear how you selected the one example and why presenting the information on a
singular basis, as opposed to presenting the information based upon
 David Morris
Guardian Pharmacy, LLC
June 9, 2023
Page 2
         Company Average, is meaningful to investors. Please revise to clarify. Further, it is unclear why you present different timeframes for each example; please revise to present a consistent timeframe for each example for ease of comparability. This comment also applies to your GuardianShield examples.
Risk Factors
Our operating results may suffer if we fail to maintain certain relationships . .. ., page 25

3. Enhance this risk factor to elaborate upon the length and termination provisions contained in the contracts you enter into with the LTCFs you serve.
Increased labor costs, labor shortages or labor disruptions could reduce our profitability . . ., page
29

4. We note your disclosure that ongoing labor shortages have increased your labor costs. To the extent material, please quantify the impact of increased labor costs on your business and explain whether any mitigation efforts introduce new material risks.
Cybersecurity attacks or other data security incidents could disrupt our operations . . . , page 33

5. We note your representation that you "have been . . . subject to various cyber or ransomware attacks, or data breaches." To the extent you have previously experienced material cybersecurity incidents, please revise your disclosure here to provide enough information about the previous incidents so that investors can appreciate the broader discussion of cybersecurity risks.
We rely on a single logistics provider for warehouse and distribution services to our pharmacies .
.. ., page 34

6. We note that you rely on a single logistics provider for the efficient and cost-
         effective delivery of products to your pharmacies. To the extent your business is materially dependent on this relationship, please revise the disclosure here to include the material terms of any arrangements or agreements with the logistics provider.
Corporate Reorganization, page 46

7. When known, revise your organizational chart to depict the percentage ownership held by each of your Class A and Class B Stockholders.
Use of Proceeds, page 49

8. We note your representation here that you may use the proceeds from the offering to pay
FirstName LastNameDavid Morris
       off indebtedness. To the extent that a material part of the proceeds will be used to
Comapany    NameGuardian
       discharge          Pharmacy,
                 indebtedness,         LLC
                               please set forth the interest rate and maturity
of such
       indebtedness.
June 9, 2023 Page 2 Refer to Instruction 4 to Item 504 of Regulation S-K. FirstName LastName
 David Morris
FirstName  LastNameDavid
Guardian Pharmacy, LLC Morris
Comapany
June 9, 2023NameGuardian Pharmacy, LLC
June 9,
Page 3 2023 Page 3
FirstName LastName
Business
Overview, page 68

9. You state that more than two-thirds of your revenue for each of the past 3 years has been generated from residents of LTCFs, specifically ALFs and BHFs. Revise to state the source of your remaining revenues, which we presume to be SNFs. Servicing New Areas of Care, page 87

10. Please expand your disclosure to provide enough information so that investors can appreciate the size and scope of the company's test initiatives. Intellectual Property, page 99

11. We note your disclosure that you use a number of trademarks and service marks. Please disclose the duration of your registered trademarks. Refer to Item 101(h)(4)(vii) of
         Regulation S-K.
Management
Role of the Board in Risk Oversight, page 108

12. We note your representation on page 33 that in the ordinary course of business, you "process, store and transmit data, which may include sensitive personal information as well as proprietary or confidential information relating to [y]our business or third parties." We also note your representation on page 32 that you "rely on computer and software systems owned and operated by third parties and which [you] do not control."
         To the extent cybersecurity risks are material to your business, please disclose the nature
         of the board   s role in overseeing the company   s cybersecurity risk
management, including
         in connection with the company's third-party systems providers.
General

13. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 David Morris
FirstName  LastNameDavid
Guardian Pharmacy, LLC Morris
Comapany
June 9, 2023NameGuardian Pharmacy, LLC
June 9,
Page 4 2023 Page 4
FirstName LastName
      You may contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202)
551-
3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Mark L. Hanson